EXHIBIT 99.2

Valneva Announces the Availability of Documentation for its Shareholder Meeting

Saint-Herblain (France), May 31, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the availability of documentation for its Combined General Meeting to be held on June 21, 2023 at 2 p.m. CEST, at the hotel InterContinental Lyon – Hotel Dieu, 20 Quai Jules Courmont, 69002 Lyon (France).

The preliminary Notice of Meeting, containing the agenda, the draft resolutions and instructions for participation and voting, was published in the French Bulletin des Annonces Légales Obligatoires (BALO) on May 15, 2023.

Documents and information relating to the Meeting are available on Valneva’s website (www.valneva.com) in the “Investors/General Meetings” section. Shareholders can also obtain the Combined General Meeting documents upon request to the Company by sending an email to the following address: assemblee.generale@valneva.com.

The Company also recommends that shareholders regularly consult the Combined General Meeting section of its website, www.valneva.com.

Contact Details, Legal Department
Valneva SE
Service Assemblée Générale
6 rue Alain Bombard, 44800 Saint-Herblain (France)
assemblee.generale@valneva.com

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Attachment

  2023_05_31_AGM_Availability_of_Documents_PR_EN_Final (https://ml-eu.globenewswire.com/Resource/Download/cffb5828-071f-4cdb-8747-1fa2601543a0)